Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 19, 2014

[VIA EDGAR]

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Advisors Life Insurance Company (“Transamerica”)
Initial Form S-3 Registration Statement (File No. 333-200770)

Ms. White:

This letter responds to the comment that you provided via telephone on December 9, 2014 with respect to the prospectus contained in the above-referenced Initial Filing on Form S-3. For your convenience, I have restated that comment below, and followed with our response.

1)	Please explain whether the change in the list of Eligible Assets requires any action from investors. For example, are you removing an Eligible Asset, and, if so, have you provided 30 days of written notice as described in the prospectus?

Response: If a change in the list of Eligible Assets occurs and a Certificate Owner is invested in such option, the Certificate Owner must move to an approved Eligible Asset.

Transamerica confirms that it has procedures in place to provide 30 day advance written notice to any Certificate Owner upon removal of an Eligible Asset that is part of the Certificate Owner’s Covered Asset Pool, consistent with the prospectus disclosure. However, as of this date, no Certificate Owner has been invested in an Eligible Asset that was removed from the Eligible Assets list. Accordingly, we have not been required to send any 30-day notices.

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If you have any questions regarding this response, please contact Alison Ryan at 213-742-5216 or Chip Lunde at 202-965-8139. We appreciate your assistance with this filing.

Sincerely,

Alison Ryan
Associate General Counsel and Vice President

cc:	Chip Lunde, Esq.